UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC  20549
__________

FORM 8-A/A

Amendment No. 1 to Form 8-A
 ______

FOR REGISTRATION OF CERTAIN CLASSES OF SECURITIES
PURSUANT TO SECTION 12(b) OR 12(g) OF THE
SECURITIES EXCHANGE ACT OF 1934

SELECTICA, INC.
(Exact Name of Registrant as Specified in its Charter)

Delaware	77-0432030
(State of incorporation or organization)	(I.R.S. Employer Identification No.)

2121 South El Camino Real San Mateo, California	94403
(Address of principal executive offices)	(Zip Code)

Securities to be registered pursuant to Section 12(b) of the Act:

Title of each class to be so registered	Name of each exchange on which each class is to be registered
None	Not applicable

If this form relates to the registration of a class of securities pursuant to Section 12(b) of the Exchange Act and is effective pursuant to General Instruction A.(c), check the following box. [ ]	If this form relates to the registration of a class of securities pursuant to Section 12(g) of the Exchange Act and is effective pursuant to General Instruction A.(d), check the following box. [X]

Securities Act registration statement file number to which this form relates:            Not applicable

Securities to be registered pursuant to Section 12(g) of the Act:  Preferred Stock Purchase Rights

INFORMATION REQUIRED IN REGISTRATION STATEMENT

This Form 8-A/A is filed by Selectica, Inc. (the “Company”) to amend and restate Item 1 of the Form 8-A first filed by the Company with the Securities and Exchange Commission on January 5, 2009.

On December 28, 2011, the Company entered into Amendment 3 (the “Amendment”) between the Company and Wells Fargo Bank, N.A., as Rights Agent (“Wells Fargo”), to the Amended and Restated Rights Agreement dated January 2, 2009, as amended, (the “Rights Agreement”) between the Company and the Rights Agent.  The Amendment, which is effective as of December 28, 2011, extends the term of the Rights Plan to December 28, 2014 and increases the purchase price payable on exercise of Rights under the Rights Agreement to reflect current circumstances.

Accordingly, Item 1 is hereby restated and amended as follows:

Item 1.  Description of Registrant’s Securities to be Registered

On January 2, 2009, the Company entered into the Rights Agreement, and a committee of the Board of Directors of the Company declared a dividend of one preferred share purchase right (a “Right”) for each outstanding share of common stock, par value $.0001 per share, of the Company (the “Common Stock”) under the terms of the Rights Agreement. The dividend was payable on January 2, 2009 to the stockholders of record as of the close of business on January 2, 2009 (the “Record Date”).  Under the Amendment, each Right entitles the registered holder to purchase from the Company one one-thousandth of a share of Series B Junior Participating Preferred Stock, par value $.0001 per share, of the Company (the “Preferred Stock”) at a price of $9.00 per one one-thousandth of a share of Preferred Stock (the “Purchase Price”), subject to adjustment.  The Purchase Price, as set forth in the Amendment, takes into account the effect of a recent reverse split of the Common Stock and was established by the Review Committee of the Board of Directors based on, among other factors, the current trading price of the Common Stock. The description and terms of the Rights are set forth in the Rights Agreement.

Until the earlier to occur of (i) the close of business on the tenth business day following the public announcement that a person or group has become an “Acquiring Person” (generally defined, with certain exceptions, as a person or group that has acquired beneficial ownership of 4.99% or more of the outstanding shares of Common Stock) or the Board becoming aware of an Acquiring Person, as defined in the Rights Agreement) or (ii) the close of business on the tenth business day (or, in certain circumstances, such later date as may be specified by the Board of Directors) following the commencement of, or announcement of an intention to make, a tender offer or exchange offer the consummation of which would result in the beneficial ownership by a person or group (with certain exceptions) of 4.99% or more of the outstanding shares of Common Stock (the earlier of such dates being called the “Distribution Date”), the Rights will be evidenced, with respect to any of the Common Stock certificates outstanding as of the Record Date, by such Common Stock certificate together with the summary of rights and the Rights will be transferable only in connection with the transfer of Common Stock. Any person or group that beneficially owned 4.99% or more of the outstanding shares of Common Stock on January 2, 2009 (immediately following the Company's exchange of Rights under its original Rights Agreement, dated February 4, 2003, between the Company and the Rights Agent thereunder, as amended on November 17, 2008 and December 31, 2008) will not be deemed an Acquiring Person unless and until such person or group thereafter acquires beneficial ownership of additional shares of Common Stock representing one-half of one percent (.5%) or more of the shares of Common Stock then outstanding (unless as a result such person or group would then beneficially own fifteen percent (15%) or more of the outstanding shares of Common Stock). Under the Rights Agreement, the Board of Directors of the Company may, in its sole discretion, exempt any person or group from being deemed an Acquiring Person for purposes of the Rights Agreement if the Board of Directors of the Company determines that such person’s or group’s ownership of Common Stock will not jeopardize or endanger the availability of the NOLs to the Company, and the Board of Directors may also, in its sole discretion, exempt any transaction from the provisions of the Rights Agreement.

The Rights Agreement provides that, until the Distribution Date (or earlier expiration of the Rights), the Rights will be attached to and will be transferred with and only with the Common Stock. Until the Distribution Date (or the earlier expiration of the Rights), new shares of Common Stock issued after the Record Date upon transfer or new issuances of Common Stock will contain a notation incorporating the Rights Agreement by reference (with respect to shares represented by certificates) or notice will be provided thereof in accordance with applicable law (with respect to uncertificated shares). Until the Distribution Date (or earlier expiration of the Rights), the surrender for transfer of any certificates representing shares of Common Stock outstanding as of the Record Date, even without such notation or a copy of the summary of rights, or the transfer by book-entry of any uncertificated shares of Common Stock, will also constitute the transfer of the Rights associated with such shares. As soon as practicable following the Distribution Date, separate certificates evidencing the Rights (“Right Certificates”) will be mailed to holders of record of the Common Stock as of the close of business on the Distribution Date and such separate Right Certificates alone will evidence the Rights.

The Rights are not exercisable until the Distribution Date. The Rights will expire on December 28, 2014 (the “Final Expiration Date”), unless the Final Expiration Date is advanced or extended by the Board of Directors of the Company or unless the Rights are earlier redeemed or exchanged by the Company, in each case as described below.

The Purchase Price payable, and the number of shares of Preferred Stock or other securities or property issuable, upon exercise of the Rights is subject to adjustment from time to time to prevent dilution (i) in the event of a stock dividend on, or a subdivision, combination or reclassification of, the Preferred Stock, (ii) upon the grant to holders of the Preferred Stock of certain rights or warrants to subscribe for or purchase Preferred Stock at a price, or securities convertible into Preferred Stock with a conversion price, less than the then-current market price of the Preferred Stock or (iii) upon the distribution to holders of the Preferred Stock of evidences of indebtedness or assets (excluding regular periodic cash dividends or dividends payable in Preferred Stock) or of subscription rights or warrants (other than those referred to above).

The number of outstanding Rights is subject to adjustment in the event of a stock dividend on the Common Stock payable in shares of Common Stock or subdivisions, consolidations or combinations of the Common Stock occurring, in any such case, prior to the Distribution Date.

Shares of Preferred Stock purchasable upon exercise of the Rights will not be redeemable. Each share of Preferred Stock will be entitled, when, as and if declared, to a minimum preferential quarterly dividend payment of the greater of (a) $10.00 per share, and (b) an amount equal to 1,000 times the dividend declared per share of Common Stock. In the event of liquidation, dissolution or winding up of the Company, the holders of the Preferred Stock will be entitled to a minimum preferential payment of the greater of (a) $10.00 per share (plus any accrued but unpaid dividends), and (b) an amount equal to 1,000 times the payment made per share of Common Stock. Each share of Preferred Stock will have 1,000 votes, voting together with the Common Stock. Finally, in the event of any merger, consolidation or other transaction in which outstanding shares of Common Stock are converted or exchanged, each share of Preferred Stock will be entitled to receive 1,000 times the amount received per share of Common Stock. These rights are protected by customary antidilution provisions.

Because of the nature of the Preferred Stock’s dividend, liquidation and voting rights, the value of the one one-thousandth interest in a share of Preferred Stock purchasable upon exercise of each Right should approximate the value of one share of Common Stock.

In the event that any person or group becomes an Acquiring Person, each holder of a Right, other than Rights beneficially owned by the Acquiring Person (which will thereupon become null and void), will thereafter have the right to receive upon exercise of a Right that number of shares of Common Stock having a market value of two times the exercise price of the Right.

In the event that, after a person or group has become an Acquiring Person, the Company is acquired in a merger or other business combination transaction or 50% or more of its consolidated assets or earning power are sold, proper provisions will be made so that each holder of a Right (other than Rights beneficially owned by an Acquiring Person which will have become null and void) will thereafter have the right to receive upon the exercise of a Right that number of shares of common stock of the person with whom the Company has engaged in the foregoing transaction (or its parent) that at the time of such transaction have a market value of two times the exercise price of the Right.

At any time after any person or group becomes an Acquiring Person and prior to the earlier of one of the events described in the previous paragraph or the acquisition by such Acquiring Person of 50% or more of the outstanding shares of Common Stock, the Board of Directors of the Company may exchange the Rights (other than Rights owned by such Acquiring Person which will have become null and void), in whole or in part, for shares of Common Stock or Preferred Stock (or a series of the Company’s preferred stock having equivalent rights, preferences and privileges), at an exchange ratio of one share of Common Stock, or a fractional share of Preferred Stock (or other preferred stock) equivalent in value thereto, per Right (subject to adjustment for stock splits, stock dividends and similar transactions).

With certain exceptions, no adjustment in the Purchase Price will be required until cumulative adjustments require an adjustment of at least 1% in such Purchase Price. No fractional shares of Preferred Stock or Common Stock will be issued (other than fractions of Preferred Stock which are integral multiples of one one-thousandth of a share of Preferred Stock, which may, at the election of the Company, be evidenced by depositary receipts), and in lieu thereof an adjustment in cash will be made based on the current market price of the Preferred Stock or the Common Stock.

At any time prior to the time an Acquiring Person becomes such, the Board of Directors of the Company may redeem the Rights in whole, but not in part, at a price of $.0001 per Right (the “Redemption Price”) payable, at the option of the Company, in cash, shares of Common Stock or such other form of consideration as the Board of Directors of the Company shall determine. The redemption of the Rights may be made effective at such time, on such basis and with such conditions as the Board of Directors of the Company in its sole discretion may establish. Immediately upon any redemption of the Rights, the right to exercise the Rights will terminate and the only right of the holders of Rights will be to receive the Redemption Price.

For so long as the Rights are then redeemable, the Company may, except with respect to the Redemption Price, amend the Rights Agreement in any manner. After the Rights are no longer redeemable, the Company may, except with respect to the Redemption Price, amend the Rights Agreement in any manner that does not adversely affect the interests of holders of the Rights.

Until a Right is exercised or exchanged, the holder thereof, as such, will have no rights as a stockholder of the Company, including, without limitation, the right to vote or to receive dividends.

This summary description of the Rights Agreement does not purport to be complete and is qualified in its entirety by reference to the Rights Agreement, as amended by Amendments Nos. 1 through 3, which are incorporated by reference to Exhibits 4.1, 4.2, 4.3 and 4.4 of the Company’s Current Reports on Form 8-K filed with the Securities and Exchange Commission on January 5, 2009, January 28, 2009, April 29, 2009 and December 28, 2011, respectively.

Item 2. Exhibits.

The following exhibits to the Registration Statement of Form 8-A/A are incorporated by reference from the documents specified, filed with the Securities and Exchange Commission.

Exhibit Number	Exhibit Description

3.2	The Second Amended and Restated Certificate of Incorporation, as amended (incorporated by reference to Exhibit 3.1 of the Company’s report on Form 10-Q filed on February 14, 2011).

3.2	Amended and Restated Bylaws, as amended (incorporated by reference to Exhibit 3.2 of the Company’s report on Form 10-Q filed on February 14, 2011).

3.3	Certificate of Designation of Series B Junior Participating Preferred Stock (incorporated by reference to Exhibit 3.2 of the Company’s Current Report on Form 8-K filed on January 5, 2009).

4.1
Amended and Restated Rights Agreement, dated as of January 2, 2009, between Selectica, Inc. and Computershare Investor Services, LLC, as Rights Agent, together with the following exhibits thereto: Exhibit A - Form of Certificate of Designation of Series B Junior Participating Preferred Stock of Selectica, Inc.; Exhibit B — Form of Right Certificate; Exhibit C — Summary of Rights to Purchase Shares of Preferred Stock of Selectica, Inc. (incorporated by reference to Exhibit 4.1 of the Company’s Current Report on Form 8-K filed on January 5, 2009).

4.2
Amendment To Amended and Restated Rights Agreement to the Amended and Restated Rights Agreement dated as of January 26, 2009, between Selectica, Inc. and Computershare Trust Company, N.A. as Rights Agent (incorporated by reference to Exhibit 4.2 of the Company’s report on Form 8-K filed on January 28, 2009).

4.3
Amendment 2, between Selectica, Inc., and Wells Fargo Bank, N.A., as Rights Agent, to the Amended and Restated Rights Agreement dated January 2, 2009, as amended, between Selectica, Inc., and Computershare Trust Company, N.A. (incorporated by reference to Exhibit 4.3 of the Company’s report on Form 8-K filed on April 28, 2009).

4.4
Amendment 3, between Selectica, Inc., and Wells Fargo Bank, N.A., as Rights Agent, to the Amended and Restated Rights Agreement dated January 2, 2009, as amended, between Selectica, Inc., and the Rights Agent (incorporated by reference to Exhibit 4.4 of the Company’s report on Form 8-K filed on December 28, 2011).

SIGNATURE

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the Registrant has duly caused this Amendment to the registration statement to be signed on its behalf by the undersigned, thereto duly authorized.

Dated: December 28, 2011
SELECTICA, INC. By: /s/ Todd Spartz Name: Todd Spartz Title: Chief Financial Officer